

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Landmark Pluit Tower D 5th & 6th Floor
Jl. Pluit Selatan Raya, Pluit, Penjaringan
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

> **Re: Polibeli Group Ltd**
> **Registration Statement on Form F-1**
> **Filed September 25, 2025**
> **File No. 333-290504**

Dear Hua Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephanie Tang